ALSTON&BIRD LLP

The Atlantic Building

950 F Street, NW

Washington, DC 20004-1404

202-239-3300

Fax:202-239-3333

www.alston.com

David J. Baum

Direct Dial: 202-239-3346

E-mail: david.baum@alston.com

June 19, 2014

VIA E-mail and EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Washington, DC 20549

Attn:  John Grzeskiewicz

Re:

Northern Lights Fund Trust II (the “Trust” or “Registrant”)

Post-Effective Amendment No. 148 to the Trust’s Registration Statement on Form N-1A, filed on March 17, 2014

File Numbers 333-174926, 811-22549

Ladies and Gentlemen:

This letter is in response to the comments provided by the staff of the U.S. Securities and Exchange Commission (the “Commission”) via telephone on May 23, 2014, relating to Post-Effective Amendment No. 148 to the Trust’s Registration Statement on Form N-1A filed on April 11, 2014 regarding the North Star Bond Fund (the “Fund”), a series of the Trust.  A revised post-effective amendment to the Registration Statement reflecting these changes will be filed subsequent to this correspondence.

Prospectus

Summary Section – Fees and Expenses of the Fund

Comment #1

Please confirm that there are no acquired fund fees and expenses or, if any, that they are less than 1 basis point.  If not, please disclose such fees.  Also, confirm that interest on securities sold short, if any, are included.

Response #1

We confirm that the Adviser estimates that there will be no acquired fund fees and expenses.

Comment #2

Please note that the term of the operating expense limitation agreement between the Adviser and the Fund must be at least one year from the effective date of the post-effective amendment.

Response #2

We confirm that the term of the operating expense limitation agreement between the Adviser and the Fund will be at least one year from the effective date of the post-effective amendment.

Summary Section - Principal Investment Strategies

Comment #3

  The prospectus states that “[i]n general, the Fund intends to invest within a potentially wide range of net exposures of bonds and other fixed income securities” (emphasis added). This is a very broad term.  Please provide in parenthetical examples of such securities that are not bonds.

 Response #3

  The disclosure has been revised to refer to certificates of deposit, principal protected notes, and debentures. Please see Response #8 below.

Comment #4

The prospectus states that normally the Fund “expects to invest 80% to 100% of its net assets in long positions.” This language implies that the Fund may invest up to 20% in short positions.  Please clarify this language (whether the Fund may invest up to 20% in short positions and the conditions in which the Fund would go short).

Response #4

The Fund does not intend to invest in short positions. The language to which you are referring has been deleted. Please see Response #8 below.

Comment #5

The prospectus states that “[t]arget position sizes will range from 2½% to 10% of the Fund’s net assets”.  Does this reflect a percentage of Fund assets or a percentage of the issuer?  Please clarify.

Response #5

The percentage references refer to a percentage of the Fund’s net assets.

Comment #6

  Please provide additional information regarding duration, maturity and creditworthiness of the securities that the Fund may invest in.  How much can the Fund invest in junk bonds?  Please disclose.

Response #6

The disclosure has been revised in response to your comment. Please see Response #8 below.

Comment #7

The prospectus contains no reference to derivative instruments.  Is this a “plain vanilla” bond fund?  Please confirm.

Response #7

We confirm that the Fund does not expect to invest in derivative instruments.

Investment Strategies, Related Risks and Disclosure of Portfolio Holdings

Principal Investment Strategies

Comment #8

The statutory section repeats the summary section.  Please consider expanding this section to provide more details.  Please consider expanding the explanation of the “micro to macro” investing style.

Response #8

In response to your comment, we have revised the disclosure in both the Prospectus Summary and the Statutory Prospectus in order to clarify and expand upon the Fund’s investment strategy.  The revised disclosure is as follows:

Summary Section:

Under normal market conditions, the Fund will seek to achieve its investment objectives of income generation and capital preservation by investing at least 80% of the Fund’s net assets in a diversified portfolio of bonds.  Bonds include debt securities such as bond, notes, bills and debentures.  The Fund may invest in bonds of any maturity, duration or quality, including those that are rated below investment grade (i.e., “junk bonds”) without limitation.  Employing the Adviser’s “Micro to Macro®” style of investing, the Fund will generally focus on bonds issued by companies with equity market capitalizations of less than $2.5 billion, but the Adviser has broad discretion to invest in bonds issued by companies of any size.  The Fund may also invest up to 20% of its assets in equity securities of companies of any size, including preferred stock.

In general, the Fund intends to invest within a potentially wide range of net exposures of bonds and other fixed income securities (e.g., certificates of deposit, principal protected notes and debentures).  Target position sizes will range from 2 ½% to 10% of the Fund’s net assets.  It is expected that the Fund will be invested in at least 25 securities in the portfolio at any time.  The Adviser will consider the yield, maturity, liquidity, creditworthiness and overall corporate outlook when selecting securities for the Fund.

The Fund is “non-diversified” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”), which means that the Fund may invest in fewer securities at any one time than a diversified fund.

Statutory Prospectus:

Under normal market conditions, the Fund will seek to achieve its investment objectives of income generation and capital preservation by investing at least 80% of the Fund’s net assets in a diversified portfolio of bonds.  Bonds include debt securities such as bond, notes, bills and debentures.  The Fund intends to focus on corporate bonds, U.S. Government bonds, notes and debentures and convertible debt.  The Adviser will consider yield, maturity, liquidity, creditworthiness and overall corporate outlook when selecting securities for the Fund.  The Fund may invest in bonds of any maturity, duration or quality, including those that are rated below investment grade (i.e., “junk bonds”) or not rated by a major credit rating agency without limitation.  Employing the Adviser’s “Micro to Macro®” style of investing, the Fund will generally focus on bonds issued by companies with equity market capitalizations of less than $2.5 billion, but the Adviser has broad discretion to invest in bonds issued by companies of any size. The Micro aspect of the Strategy is focused on smaller companies that may be overlooked by most investors due to their size; the Macro aspect of the Strategy is focused on taking advantage of the Adviser’s macroeconomic outlook and the impact it may have on security prices.   The Micro to Macro Strategy allows the Adviser to have allocations to the area of the market it believes offer the most compelling value.  Whether investing in smaller companies or global macro-economic themes, the Adviser will perform company specific analysis of the companies for which it invests on behalf of the Fund.  The Adviser will attempt to limit risk by using a diversified set of securities employing the Micro to Macro strategy, coupled with analysis of market, industry, credit quality and duration factors.  The Adviser will consider both company specific as well as general economic conditions when purchasing securities on behalf of the Fund.  The Fund intends to focus on purchasing securities of companies that with high free cash flow otherwise defined as Earnings Before Interest Taxes Interest Depreciation and Amortization “(EBITDA)”. The Adviser will consider bonds of companies in all industries and sectors.  It is not anticipated that the Adviser will participate in Initial Public Offerings (IPO’s).  The Fund may also purchase bonds that are registered under 144A.

The Fund will generally hold securities purchased until maturity, but may sell the positions earlier, if market conditions warrant.

The Fund may also invest up to 20% of its assets in equity securities of companies of any size, including preferred stock.  If purchasing common stock, the focus will be on companies that pay dividends.

In general, the Fund intends to invest within a potentially wide range of net exposures of bonds and other fixed income securities (e.g., certificates of deposit, principal protected notes, and debentures).  Target position sizes will range from 2 ½% to 10% of the Fund’s net assets.

It is expected that the Fund will be invested in at least 25 securities in the portfolio at any time.

When market conditions or other considerations justify, the Fund may also devote a substantial amount of capital to cash, cash equivalents or short term obligations of the U.S. Government, its agencies and instrumentalities.

The Fund is “non-diversified” for purposes of the Investment Company Act of 1940, as amended (the “1940 Act”), which means that the Fund may invest in fewer securities at any one time than a diversified fund.

Comment #9

The Prospectus includes the following sentence “Although the Fund intends to focus on purchasing securities of companies that with high free cash flow otherwise defined as Earnings Before Interest Taxes Interest Depreciation and Amortization “(EBITDA)”.  This sentence seems to be missing something.  Please revise.

Response #9

The sentence has been revised in response to your comment. Please see Response #8 above.

Management of the Fund

The Adviser

Comment #10

Please confirm that this is not the adviser’s first mutual fund.

Response #10

We confirm that this is not the Adviser’s first mutual fund.

Comment #11

Please confirm that the Adviser is not related to NorthStar Financial Services (parent of the Fund’s administrator, transfer agent and distributor).

Response #11

We confirm that the Adviser is not an affiliate of NorthStar Financial Services.  They are unrelated companies with different ownership.

Statement of Additional Information

Investment Policies, Strategies and Associated Risks

Comment #12

If securities are listed in the Statement of Additional Information but not in the Prospectus, please confirm that they are not a part of the principal investment strategy of the Fund.

.

Response #12

We confirm that securities listed in the Statement of Additional Information but not included in the Prospectus will not be a part of the principal investment strategy of the Fund.

***

The Registrant acknowledges that (i) the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form N-1A; (ii) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing; (iii) the action of the Commission or the staff in declaring the filing effective does not relieve the Registrant from full responsibility for the adequacy and accuracy of the disclosure in the filings; and (iv) the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at (202) 239-3346.

Sincerely,

/s/ David J. Baum

David J. Baum